Exhibit 99.2

Pyxis Tankers Announces Delivery of 2017 Built MR Product Tanker & Completion of Debt Financings

Maroussi, Greece – December 21, 2021 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an international pure play product tanker company, announced today that pursuant to a previously announced transaction, on December 20, 2021, the Company took delivery of the Pyxis Lamda, a 50,296 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. The Pyxis Lamda was acquired from an entity related to the family of our Company’s Chairman and Chief Executive Officer, for a purchase price of $32 million (the “Lamda Acquisition”). After her first special survey, the Pyxis Lamda will seek commercial employment in early January, 2022.

On December 20th, the Company also entered into a new $29 million senior loan facility, under which borrowings of (i) $21.68 million were used to finance a portion of the purchase price of Lamda Acquisiton and (ii) $7.32 million were used to refinance the Company’s existing indebtedness secured by the Pyxis Malou.

For additional details about the Lamda Acquisition or the Company’s new $29 million senior bank facility, please see the Company’s press release dated November 15, 2021, entitled “Pyxis Tankers Announces Financial Results for the Three and Nine Months Ended September 30, 2021 & the Acquisition of 2017 Built MR Product Tanker” that was filed with the U.S. Securities and Exchange Commission as an exhibit to the Company’s Form 6-K on November 18, 2021.

Valentios Valentis, our Chairman & CEO commented:

“We are pleased to announce the successful delivery of the Pyxis Lamda, which increases our fleet to a total of seven vessels including five modern eco- MR2’s. The addition of this young vessel to our fleet positions the Company to take advantage of an anticipated improving chartering environment within the product tanker sector. Our existing lender, Alpha Bank, has shown a further vote of confidence in Pyxis Tankers by providing an attractive loan at competitive terms including a lower interest rate margin with a reasonable amortization profile over the next five years.”

About Pyxis Tankers Inc.

The Company owns a modern fleet of seven tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. The Company is focused on growing its fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. The Company is positioned to opportunistically expand and maximize its fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed, contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.